UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2014
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Press Release

1

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

        Press Release

Highlights

The main figures obtained by Bradesco in 2013 are presented below:

1.   Adjusted Net Income(1) for 2013 stood at R$12.202 billion (a 5.9% increase compared to the R$11.523 billion recorded in the same period last year), corresponding to earnings per share of R$2.91 and Return on Average Adjusted Shareholders’ Equity(2) of 18.0%.

2.   Adjusted Net Income is composed of R$8.462 billion from financial activities, representing 69.3% of the total, and R$3.740 billion from insurance, pension plan and capitalization bond operations, which accounted for 30.7%.

3.     On December 31, 2013, Bradesco’s market capitalization stood atR$128.085 billion(3). As of May 2013, Bradesco common shares compose the Ibovespa index.

4.   Total Assets stood at R$908.139 billion in December 2013, a 3.3% increase over the same period in 2012. Return on Total Average Assets was 1.4%.

5.   The Expanded Loan Portfolio(4) stood at R$427.273 billion in December 2013, up 10.8% during the same period in 2012. Operations with individuals totaled  R$130.750 billion (up 11.2% on December 2012), while operations with companies totaled R$296.523 billion (up 10.6% on December 2012).

6.   Assets under Management stood at R$1.260 trillion, a 2.8% increase from December 2012.

7.   Shareholders’ Equity stood at R$70.940 billion in December 2013, up 1.3% on December 2012. Capital Adequacy Ratio (Basel III) stood at 16.6% in December 2013, 12.3% of which fell under Tier I Capital.

8.  Interest on Shareholders’ Equity and Dividends were paid and recorded in provision to shareholders totaling R$4.078 billion on income for 2013, R$1.803 billion of which was paid as monthly and interim interest and R$2.275 billion was recorded in provision.

9.     Interest Financial Margin stood at R$42.686 billion, up 1.6% in comparison with 2012.

10.   The Delinquency Ratio over 90 days dropped 0.6 p.p. in the last 12 months and stood at 3.5% on December 31, 2013 (4.1% on December 31, 2012).

11.   The Efficiency Ratio(5) in December 2013 stood at 42.1% (41.5% in December 2012), whereas the “adjusted to risk” ratio stood at 52.1%, (52.7% in December 2012).

12.   Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income totaled R$49.752 billion in 2013, up 12.3% over 2012. Technical Reserves stood at R$136.229 billion, up 9.7% on December 2012.

13.   Investments in infrastructure, information technology and telecommunications amounted to R$4.842 billion in 2013, up 9.8% over the same period last year.

14.   Taxes and contributions, including social security, paid or recorded in provision, amounted to R$21.758 billion, of which R$9.902 billion referred to taxes withheld and collected from third parties and R$11.856 billion from Bradesco Organization activities, equivalent  to 97.2% of Adjusted Net Income(1).

15.   Bradesco has an extensive customer service network in Brazil, with 4,674 Branches and 3,586 Service Branches - PAs. Customers can also use 1,180 PAEs – ATMs (Automatic Teller Machines) in companies, 46,851 Bradesco Expresso service points, 33,464 Bradesco Dia & NoiteATMs and 14,739 Banco24Horas ATMs.

(1) According to non-recurring events described on page 9 of this Report on Economic and Financial Analysis; (2) Excludes mark-to-market effect of available-for-sale securities recorded under Shareholders’ Equity; (3) Number of shares (excluding treasury shares) x closing price for common and preferred shares on the last trading day of the period; (4) Includes sureties and guarantees, letters of credit, advances of credit card receivables, co-obligations in loan assignments (receivables-backed investment funds and mortgage-backed receivables), co-obligations in rural loan assignments, and operations bearing credit risk – commercial portfolio, which includes debentures and promissory notes; and (5) In the last 12 months.

   4   Report on Economic and Financial Analysis – December 2013

Press Release

Highlights

16.   Payroll, plus charges and benefits, totaledR$11.013 billion. Social benefits provided to the 100,489 employees of the Bradesco Organization and their dependents amounted to R$2.702 billion, while investments in training and development programs totaled R$126.836 million.

17.   For the ninth consecutive year, Bradesco was selected to compose the Corporate Sustainability Index (ISE) of BM&FBovespa – Securities, Commodities and Futures Exchange, which reflects the returns of a share portfolio comprising those companies with the best performance in all aspects of corporate sustainability.

18.   Major Awards and Acknowledgments in the period:

•       Bradesco was considered the best bank in Latin America, ranking first among the 25 best banks in Latin America (AmericaEconomia  magazine);

•       Bradesco was considered the largest private group in Brazil according to the Valor Grandes Grupos ranking, which ranks the country’s 200 largest groups (Valor Econômico newspaper);

•       Bradesco was recognized as the best Bank in Brazil (Best Developed and Emerging Markets Banks 2013 – Global Finance Magazine);

•       Bradesco was considered the best bank in the 8th Best Companies for Shareholders Award (Capital Aberto magazine / Stern Stewart do Brasil Advisory Services);

•       Bradesco was leader of the Top MVP ranking as the company that most produces value from interaction with its stakeholders (Dom Strategy Partners Advisory Services);

•       Winner of the Value Creation Award, promoted by Abrasca, aiming at stimulating good corporate governance practices;

•       Winner of the first edition (2013) of the Top Case Award, in the Top Case Highlight category (Case Studies – Insight Communication magazine);

•       Bradesco was considered the best bank in people management, according to The Best in People Management survey (Valor Carreira/Valor Econômico newspaper, with technical support of Aon Hewitt); and

•       Grupo Bradesco Seguros was granted the Most Admired Companies in Brazil Award in the Corporate Healthcare Plan and Social Security categories (Carta Capital magazine).

With regards to sustainability, Bradesco divides its actions into three pillars: (i) Sustainable Finances, focused on banking inclusion, social and environmental variables for loan approvals and product offerings; (ii) Responsible Management, focused on valuing professionals, improving the workplace and adopting eco-efficient practices; and (iii) Social and Environmental Investments, focused on education, the environment, culture and sports. In this area, we point out Fundação Bradesco, which has a 57-year history of extensive social and educational work, with 40 schools in Brazil. In 2013, a budget of R$456.966 million benefited 101,781 students in its schools, in Basic Education (from Kindergarten to High School and Vocational Training - High School Level), Education for Youth and Adults; and Preliminary and Continuing Qualification focused on the creation of jobs and generation of income.

Bradesco      5

        Press Release

Main Information

	4Q13	3Q13	2Q13	1Q13	4Q12	3Q12	2Q12	1Q12	Variation %
									4Q13 x 3Q13	4Q13 x 4Q12
Income Statement for the Period - R$ million
Book Net Income	3,079	3,064	2,949	2,919	2,893	2,862	2,833	2,793	0.5	6.4
Adjusted Net Income	3,199	3,082	2,978	2,943	2,918	2,893	2,867	2,845	3.8	9.6
Total Financial Margin	11,264	10,729	10,587	10,706	11,109	10,955	11,034	10,695	5.0	1.4
Gross Loan Financial Margin	7,850	7,793	7,634	7,414	7,527	7,460	7,362	7,181	0.7	4.3
Net Loan Financial Margin	4,889	4,912	4,540	4,305	4,317	4,157	3,955	4,087	(0.5)	13.2
Allowance for Loan Losses (ALL) Expenses	(2,961)	(2,881)	(3,094)	(3,109)	(3,210)	(3,303)	(3,407)	(3,094)	2.8	(7.8)
Fee and Commission Income	5,227	4,977	4,983	4,599	4,675	4,438	4,281	4,118	5.0	11.8
Administrative and Personnel Expenses	(7,313)	(6,977)	(6,769)	(6,514)	(6,897)	(6,684)	(6,488)	(6,279)	4.8	6.0
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	14,492	11,069	13,238	10,953	13,216	10,104	11,570	9,418	30.9	9.7
Statement of Financial Position - R$ million
Total Assets	908,139	907,694	896,697	894,467	879,092	856,288	830,520	789,550	-	3.3
Securities	313,327	313,679	309,027	300,600	315,487	319,537	322,507	294,959	(0.1)	(0.7)
Loan Operations (1)	427,273	412,559	402,517	391,682	385,529	371,674	364,963	350,831	3.6	10.8
- Individuals	130,750	127,068	123,562	119,231	117,540	114,536	112,235	109,651	2.9	11.2
- Corporate	296,523	285,491	278,955	272,451	267,989	257,138	252,728	241,181	3.9	10.6
Allowance for Loan Losses (ALL) (2)	(21,687)	(21,476)	(21,455)	(21,359)	(21,299)	(20,915)	(20,682)	(20,117)	1.0	1.8
Total Deposits	218,063	216,778	208,485	205,870	211,858	212,869	217,070	213,877	0.6	2.9
Technical Reserves	136,229	133,554	131,819	127,367	124,217	117,807	111,789	106,953	2.0	9.7
Shareholders' Equity	70,940	67,033	66,028	69,442	70,047	66,047	63,920	58,060	5.8	1.3
Assets under Management	1,260,056	1,256,220	1,233,546	1,243,170	1,225,228	1,172,008	1,130,504	1,087,270	0.3	2.8
Performance Indicators (%) on Adjusted Net Income (unless otherwise stated)
Adjusted Net Income per Share - R$ (3) (4)	2.91	2.84	2.79	2.77	2.74	2.71	2.70	2.69	2.5	6.2
Book Value per Common and Preferred Share - R$ (4)	16.90	15.97	15.72	16.54	16.68	15.73	15.22	13.83	5.8	1.3
Annualized Return on Average Shareholders' Equity (5) (6)	18.0	18.4	18.8	19.5	19.2	19.9	20.6	21.4	(0.4) p.p.	(1.2) p.p.
Annualized Return on Average Assets (6)	1.4	1.3	1.3	1.3	1.4	1.4	1.4	1.5	0.1 p.p	-
Average Rate - Annualized (Adjusted Financial Margin / Total Average Assets - Purchase and Sale Commitments - Permanent Assets)	7.3	7.1	7.2	7.3	7.6	7.6	7.9	7.9	0.2 p.p	(0.3) p.p.
Fixed Assets Ratio - Total Consolidated	15.2	17.5	17.3	16.5	16.9	19.0	18.2	19.9	(2.3) p.p.	(1.7) p.p.
Combined Ratio - Insurance (7)	86.1	86.9	85.5	86.0	86.6	86.5	85.0	85.6	(0.8) p.p.	(0.5) p.p.
Efficiency Ratio (ER) (3)	42.1	42.1	41.8	41.5	41.5	42.1	42.4	42.7	-	0.6 p.p
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses) (3)	71.8	70.8	69.6	67.7	66.5	64.4	63.2	62.9	1.0 p.p.	5.3 p.p.
Market Capitalization - R$ million (8)	128,085	136,131	124,716	145,584	131,908	113,102	104,869	113,021	(5.9)	(2.9)
Loan Portfolio Quality % (9)
ALL / Loan Portfolio (2)	6.7	6.9	7.0	7.2	7.3	7.4	7.4	7.5	(0.2) p.p.	(0.6) p.p.
Non-performing Loans (> 60 days (10) / Loan Portfolio)	4.2	4.4	4.6	4.9	5.0	5.1	5.1	5.1	(0.2) p.p.	(0.8) p.p.
Delinquency Ratio (> 90 days (10) / Loan Portfolio)	3.5	3.6	3.7	4.0	4.1	4.1	4.2	4.1	(0.1) p.p.	(0.6) p.p.
Coverage Ratio (> 90 days (10)) (2)	192.3	190.3	188.6	179.4	178.2	179.0	177.4	181.7	2.0 p.p.	14.1 p.p.
Coverage Ratio (> 60 days (10)) (2)	158.9	156.8	153.5	146.0	147.3	144.8	144.0	146.6	2.1 p.p.	11.6 p.p.
Operating Limits %
Capital Adequacy Ratio - Total (11)	16.6	16.4	15.4	15.6	16.1	16.0	17.0	15.0	0.2 p.p.	0.5 p.p.
Tier I Capital	12.3	12.7	11.6	11.0	11.0	11.3	11.8	12.0	(0.4) p.p.	1.3 p.p
- Common Equity	12.3	-	-	-	-	-	-	-	-	-
- Additional Capital	-	-	-	-	-	-	-	-	-	-
Tier II Capital	4.3	3.7	3.8	4.6	5.1	4.7	5.2	3.0	0.6 p.p.	(0.8) p.p.

   6   Report on Economic and Financial Analysis – December 2013

Press Release

Main Information

	Dec13	Sept13	Jun13	Mar13	Dec12	Sept12	Jun12	Mar12	Variation %
									Dec13 x Sept13	Dec13 x Dec12
Structural Information - Units
Service Points	72,736	71,724	70,829	69,528	68,917	67,225	65,370	62,759	1.4	5.5
- Branches	4,674	4,697	4,692	4,687	4,686	4,665	4,650	4,636	(0.5)	(0.3)
- PAs (12)	3,586	3,760	3,795	3,786	3,781	3,774	3,243	2,986	(4.6)	(5.2)
- PAEs (12)	1,180	1,421	1,454	1,457	1,456	1,456	1,476	1,497	(17.0)	(19.0)
- External Bradesco ATMs (13)	3,003	3,298	3,498	3,712	3,809	3,954	3,992	3,974	(8.9)	(21.2)
- Banco24Horas Network ATMs (13)	11,583	11,229	11,154	10,966	10,818	10,464	10,459	10,583	3.2	7.1
- Bradesco Expresso (Correspondent Banks)	46,851	45,614	44,819	43,598	43,053	41,713	40,476	38,065	2.7	8.8
- Bradesco Promotora de Vendas	1,846	1,692	1,404	1,309	1,301	1,186	1,061	1,005	9.1	41.9
- Branches / Subsidiaries Abroad	13	13	13	13	13	13	13	13	-	-
ATMs	48,203	47,969	47,972	48,025	47,834	47,542	47,484	47,330	0.5	0.8
- Bradesco Network	33,464	33,933	34,322	34,719	34,859	35,128	35,226	35,007	(1.4)	(4.0)
- Banco24Horas Network	14,739	14,036	13,650	13,306	12,975	12,414	12,258	12,323	5.0	13.6
Employees	100,489	101,410	101,951	102,793	103,385	104,100	104,531	105,102	(0.9)	(2.8)
Outsourced Employees and Interns	12,614	12,699	12,647	13,070	12,939	13,013	12,661	12,659	(0.7)	(2.5)
Customers - in millions
Active Checking Account Holders (14) (15)	26.4	26.4	26.2	25.8	25.7	25.6	25.6	25.4	-	2.7
Savings Accounts (16)	50.9	48.3	47.7	46.6	48.6	48.3	45.2	41.3	5.4	4.7
Insurance Group	45.7	45.3	44.2	42.9	43.1	42.4	41.9	40.8	0.9	6.0
- Policyholders	39.8	39.5	38.4	37.1	37.3	36.7	36.3	35.4	0.8	6.7
- Pension Plan Participants	2.4	2.4	2.4	2.3	2.3	2.3	2.2	2.2	-	4.3
- Capitalization Bond Customers	3.5	3.4	3.4	3.5	3.5	3.4	3.4	3.2	2.9	-
Bradesco Financiamentos (14)	3.3	3.4	3.5	3.6	3.7	3.7	3.8	3.8	(2.9)	(10.8)

(1)     Expanded Loan Portfolio: includes sureties and guarantees, letters of credit, advances of credit card receivables, co-obligations in loan assignments (receivables-backed investment funds and mortgage-backed receivables), co-obligations in rural loan assignments and operations bearing credit risk – commercial portfolio, covering debentures and promissory notes;

(2)     Includes provision for collateral, comprising sureties, guarantees, letters of credit and standby letter of credit, which composes the excess ALL concept;

(3)     In the last 12 months;

(4)     For comparison purposes, the shares were adjusted according to bonuses and stock splits;

(5)     Excluding mark-to-market effect of available-for-sale securities recorded under shareholders’ equity;

(6)     Year-to-date adjusted net income;

(7)     Excludes additional reserves;

(8)     Number of shares (excluding treasury shares) multiplied by the closing price for common and preferred shares on the period’s last trading day;

(9)     As defined by the Brazilian Central Bank (Bacen);

(10)   Loans overdue;

(11)   As of October 2013, Capital Adequacy Ratio is calculated according to regulatory guidelines established by CMN Resolutions 4192/13 and 4193/13 (Basel III);

(12)   PA (Service Branch): a result from the consolidation of PAB (Banking Service Branch), PAA (Advanced Service Branch) and Exchange Branches, according to CMN Resolution 4072/12; and PAE: ATM located in the premises of a company;

(13)   Including overlapping ATMs within the Bank’s own network and the Banco24Horas network: 1,549 in December 2013; 1,701 in September 2013; 1,804 in June 2013; 1,914 in March 2013; 1,964 in December 2012; 2,039 in September 2012; 2,059 in June 2012 and 2,050 in March 2012;

(14)   Number of customers (Corporate/ Individual Taxpayer ID (CNPJ/CPF);

(15)   Refers to 1st and 2nd holders of checking accounts; and

(16)   Number of accounts.

Bradesco      7

Press Release

Ratings

Main Ratings

Fitch Ratings
International Scale								Domestic Scale
Feasibility	Support	Domestic Currency		Foreign Currency				Domestic
a -	2	Long Term	Short Term	Long Term BBB +		Short Term F2		Long Term	Short Term
		A -	F1					AAA (bra)	F1 + (bra)
*
Moody´s Investors Service								R&I Inc.
Financial Strength / Individual Credit Risk Profile	International Scale					Domestic Scale		International Scale
C - / baa1	Foreign Currency Senior Debt	Domestic Currency Deposit		Foreign Currency Deposit		Domestic Currency		Issuer Rating
	Long Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	BBB
	Baa1	Baa1	P - 2	Baa2	P-2	Aaa.br	BR - 1

Standard & Poor's						Austin Rating
International Scale - Issuer's Credit Rating				Domestic Scale		Corporate Governance	Domestic Scale
Foreign Currency		Domestic Currency		Issuer's Credit Rating			Long Term	Short Term
Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	brAA+	brAAA	brA -1
BBB	A - 2	BBB	A - 2	brAAA	brA - 1

Main Non-recurring Events

During the quarter, certain non-recurring events were recorded in our financial statements. Thus, to provide for better understanding and analysis of our performance, we adjusted our Book Net Income by excluding these events, composing our so-called Adjusted Net Income.

In October 2013, Law 12865/13 set forth the tax liability installment and cash payment program – Refis. Bradesco made a detailed evaluation of Organization’s tax claims and contingencies and, in November 2013, resolved to adhere to the program, basically for those claims challenging the mandatory payment of contribution for the Social Integration Program (PIS) and the Contribution for Social Security Financing (Cofins), referred to in Chapter I of Law 9718/98 levied on financial income generated by Organization’s financial institutions which had obtained writ of mandamus that suspended these payments. This adhesion resulted in a reversal of provision, net of tax effects, amounting to R$1,950 million. The proceedings involving other Organization companies that reclaim these payments or have escrow deposits are still under litigation.

Tax credits deriving from the investment acquisition operation were also recorded, amounting to R$462 million, given that they already comply with regulatory aspects and have effective perspectives of realization, in accordance with studies and analyses prepared by Management.

Also, in compliance with Susep Circular Letter 462/13, the Insurance Group began to adopt the risk-free yield curve (ETTJ) as discount rate of actuarial liability flow, which resulted in a net reversal of part of the technical reserves, totaling R$2,572 million. In the same period, we traded NTNs, given as collateral for technical reserves, in order to adjust  these securities at market prices, in line with the new liability rates (for more information, refer to Note 21b on page 198).

   8   Report on Economic and Financial Analysis – December 2013

Press Release

Main Non-recurring Events

Lastly, we adjusted Bank’s available-for-sale NTNs at market value, through their trading in the market.

All in all, although these and other non-recurring events have not caused significant net effect on income for the quarter and the year, they caused an important increase in Shareholders’ Equity. This makes us more prepared to implement Basel III and also will improve our future returns on said NTNs, which now reflect market’s current rates.

Book Net Income vs. Adjusted Net Income

The main non-recurring events that impacted book net income in the periods below are presented in the following comparative chart:

	R$ million
	12M13	12M12	4Q13	3Q13
Book Net Income	12,011	11,381	3,079	3,064

Non-Recurring Events	191	142	120	18
- Law 12865/13 - Tax Recovery Program (REFIS)	(1,950)	-	(1,950)	-
- Recording of Tax Credits	(462)	(1,389)	(462)	-
- Technical Reserve - (Increase)/Decrease in Real Interest Rate	(2,572)	2,116	(2,572)	-
- Adjustments to Rates at Market Value - NTNs	6,117	-	6,117	-
- Impairment of Assets (1)	739	1,470	739	-
- Earnings (Loss) from Extended Securities Terms	-	(2,282)	-	-
- Full Goodwill Amortization - BERJ	-	1,156	-	-
- Other (2)	77	(561)	(41)	30
- Tax Effects	(1,758)	(368)	(1,711)	(12)
Adjusted Net Income	12,202	11,523	3,199	3,082
0
ROAE % (3)	17.7	19.0	18.6	19.1
0
(ADJUSTED) ROAE % (3)	18.0	19.2	19.3	19.2

(1)   2013 and 4Q13 basically refers to the impairment of: (i) Securities – Available-for-Sale Shares, in the amount of R$682 million, arising from the adjustment of historical value of shares at fair value; and (ii) Other Assets, in the amount of R$57 million, arising from the revised expectations of return on these assets; and 2012 to the impairment of: (i) Securities – Available-for-Sale Shares, in the amount of R$890 million, arising from the adjustment of historical value of shares at fair value; and (ii) Other Assets, in the amount of R$527 million, arising from the revised expectations of  return on these assets;

(2)   2013 and 4Q13 basically includes: (i) expenses with provision for civil claims, in the amount of R$159 million and R$41 million, respectively; and (ii) reversal of operating provisions, net of recordings, in the amount of R$82 million; and 2012 basically includes: (i) gain in the sale of Serasa shares, in the amount of R$793 million; and (ii) other operating provisions, net of reversals, basically by provisions for civil claims, in the amount of R$232 million; and

(3)   Annualized.

Bradesco      9

        Press Release

Summarized Analysis of Adjusted Income

To provide for better understanding, comparison and analysis of Bradesco’s results, we use the Adjusted Income Statement for analysis and comments contained in this Report on Economic and Financial Analysis, obtained from adjustments made to the Book Income Statement, detailed at the end of this Press Release, which includes adjustments to non-recurring events shown on the previous page. Note that the Adjusted Income Statement serves as the basis for the analysis and comments made in Chapters 1 and 2 of this report.

	R$ million
	Adjusted Income Statement
	12M13	12M12	Variation		4Q13	3Q13	Variation
			12M13 x 12M12				4Q13 x 3Q13
			Amount	%			Amount	%
Financial Margin	43,286	43,793	(507)	(1.2)	11,264	10,729	535	5.0
- Interest	42,686	42,021	665	1.6	10,986	10,622	364	3.4
- Non-interest	600	1,772	(1,172)	(66.1)	278	107	171	159.8
ALL	(12,045)	(13,014)	969	(7.4)	(2,961)	(2,881)	(80)	2.8
Gross Income from Financial Intermediation	31,241	30,779	462	1.5	8,303	7,848	455	5.8
Income from Insurance, Pension Plans and Capitalization Bonds (1)	4,471	3,814	657	17.2	1,188	1,100	88	8.0
Fee and Commission Income	19,786	17,512	2,274	13.0	5,227	4,977	250	5.0
Personnel Expenses	(13,061)	(12,186)	(875)	7.2	(3,465)	(3,346)	(119)	3.6
Other Administrative Expenses	(14,512)	(14,162)	(350)	2.5	(3,848)	(3,631)	(217)	6.0
Tax Expenses	(4,381)	(4,139)	(242)	5.8	(1,254)	(987)	(267)	27.1
Equity in the Earnings (Losses) of Unconsolidated Companies	43	148	(105)	(70.9)	26	2	24	-
Other Operating Income/ (Expenses)	(4,743)	(4,214)	(529)	12.6	(1,232)	(1,194)	(38)	3.2
Operating Result	18,844	17,552	1,292	7.4	4,945	4,769	176	3.7
Non-Operating Result	(120)	(89)	(31)	34.8	(31)	(27)	(4)	14.8
Income Tax / Social Contribution	(6,425)	(5,872)	(553)	9.4	(1,696)	(1,638)	(58)	3.5
Non-controlling Interest	(97)	(68)	(29)	42.6	(19)	(22)	3	(13.6)
Adjusted Net Income	12,202	11,523	679	5.9	3,199	3,082	117	3.8

(1)    Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves of Insurance, Pension Plans and Capitalization Bonds - Retained Claims - Capitalization Bond Draws and Redemptions - Insurance, Pension Plan and Capitalization Bond Selling Expenses.

   10   Report on Economic and Financial Analysis – December 2013

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Summarized Analysis of Adjusted Income

Adjusted Net Income and Profitability

In the fourth quarter of 2013, Bradesco posted adjusted net income of R$3,199 million, up 3.8%, or R$117 million over the previous quarter, mainly due to: (i) greater financial margin revenue, resulting from the increase in interest and non-interest revenues; (ii) improvement in fee and commission income, due to greater business volume; (iii) higher insurance, pension plan and capitalization bond operating income; and partially impacted by: (iv) higher tax expenses; and (v) higher personnel and administrative expenses.

In the year-over-year comparison, adjusted net income increased by 5.9% or R$679 million in 2013, for Return on Adjusted Average Shareholders’ Equity (ROAE) of 18.0%.

Shareholders’ Equity stood at R$70,940 million in December 2013, up 1.3% over 2012. The Capital Adequacy Ratio (Basel III) stood at 16.6%, 12.3% of which fell under Tier I Capital.

Total Assets came to R$908,139 million in December 2013, up 3.3% over December 2012, driven by the increase in operations and greater business volume. Return on Average Assets (ROAA) came to 1.4%.

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Summarized Analysis of Adjusted Income
Efficiency Ratio (ER)

The “adjusted to risk” ER, which reflects the impact of risk associated with loan operations(1), totaled 52.1% in the fourth quarter of 2013, improving by 0.4 p.p. and 0.6 p.p. over the third quarter of 2013 and the same period in 2012, respectively, mainly due to the decrease of allowance for loan loss expenses in the last 12 months, due to the decrease in delinquency ratio level in the same period.

The decrease of the quarterly ER from the third quarter of 2013 was mainly due to better fee and commission income and financial margin, both increasing by 5.0%. In the year-over-year comparison, this indicator remained stable, proving the rigorous control of our operating expenses, despite the organic growth in the period.

ER in the last 12 months(2)remained stable at 42.1% in relation to the previous quarter and increased by 0.6 p.p. over the same period in the previous year, mainly due to: (i) the reduction in non-interest financial margin; and (ii) the impact of the 2012 and 2013 collective bargaining agreements.

(1) Including ALL expenses, adjusted for granted discounts, loan recovery and sale of foreclosed assets, among others; and

(2) ER = (Personnel Expenses - Employee Profit Sharing + Administrative Expenses) / (Financial Margin + Fee and Commission Income + Income from Insurance + Equity in the Earnings (Losses) of Unconsolidated Companies + Other Operating Income - Other Operating Expenses). Considering the ratio between: (i) total administrative costs (Personnel Expenses + Administrative Expenses + Other Operating Expenses + Tax Expenses not related to revenue generation + Insurance Selling Expenses) and (ii) revenue net of related taxes (not considering Claims and Selling Expenses from the Insurance Group), Bradesco’s ER in the last 12 months up to December 31, 2013 is 45.0%.

   12   Report on Economic and Financial Analysis – December 2013

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Summarized Analysis of Adjusted Income
Financial Margin

The R$535 million increase quarter over quarter was mainly due to: (i) higher interest margin, totaling R$364 million, due to better Insurance and Funding margins; and (ii) higher non-interest margin, totaling R$171 million, basically as a result of higher gains from Insurance margin.

In the year-over-year comparison, financial margin came to R$43,286 million, a R$507 million decrease from 2012, due to: (i) lower result from the non-interest margin, in the amount of R$1,172 million, due to lower gains from the market arbitrage, and offset by:
(ii) the R$665 million increase in income from interest-earning operations due to an increase in business volume, led by Loan and Funding.

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Summarized Analysis of Adjusted Income
Interest Financial Margin – Annualized Average Rates

	R$ million
	12M13			12M12
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	30,691	312,737	9.8%	29,530	284,173	10.4%
Funding	4,733	338,209	1.4%	4,225	333,483	1.3%
Insurance	3,616	131,290	2.8%	3,183	113,304	2.8%
Securities/Other	3,646	309,746	1.2%	5,083	293,294	1.7%
0
Financial Margin	42,686	-	6.9%	42,021	-	7.2%
0
	4Q13			3Q13
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	7,850	326,997	10.0%	7,793	316,413	10.2%
Funding	1,401	352,160	1.6%	1,271	343,296	1.5%
Insurance	965	136,000	2.9%	823	132,502	2.5%
Securities/Other	770	316,691	1.0%	735	312,586	0.9%
0
Financial Margin	10,986	-	7.1%	10,622	-	7.0%

The annualized interest financial margin rate stood at 7.1% in the fourth quarter of 2013, a 0.1 p.p. increase over the previous quarter, mainly due to Insurance interest margin.

   14   Report on Economic and Financial Analysis – December 2013

        Press Release

Summarized Analysis of Adjusted Income
Expanded Loan Portfolio(1)

In December 2013, Bradesco’s expanded loan portfolio totaled R$427.3 billion, a 3.6% increase over the previous quarter due to: (i) the 4.3% growth in Corporations; (ii) the 3.3% growth in SMEs; and (iii) the 2.9% growth in Individuals.

In the last 12 months, this expanded loan portfolio increased 10.8%, driven by: (i) the 11.5% growth in SMEs; (ii) the 11.2% growth in Individuals; and (iii) the 10.0% growth in Corporations.

To the Corporate segment, the products that posted the strongest growth in the last 12 months were: (i) export financing; and (ii) real estate financing – corporate plan. To the Individuals segment, the main highlights were: (i) real estate financing; and (ii) payroll-deductible loans.

(1)   It includes sureties, guarantees, letters of credit, advances of credit card receivables, debentures, promissory notes, assignment of receivables-backed investment funds and mortgage-backed receivables and rural loan.

For more information, see Chapter 2 of this Report.

Allowance for Loan Losses (ALL) (1)

In the fourth quarter of 2013, ALL expenses totaled R$2,961 million, a 2.8% variation from the previous quarter, but lower than the 3.7% growth in the loan portfolio – as defined by Bacen in the quarter. This result was due to the reduction in delinquency level, thanks to the adaptation and consistency of loan granting policy and processes, quality of guarantees obtained, as well as the loan recovery process improvement.

In the year-over-year comparison, this expense reduced by 7.4%, even considering the 11.0% increase in loan operations – as defined by Bacen, resulting from the reduced delinquency level in the last 12 months.

(1)     Includes provision for collateral, comprising sureties, guarantees, letters of credit and standby letter of credit, which composes the excess ALL concept.

For more information, refer to Chapter 2 of this Report.

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Summarized Analysis of Adjusted Income
Delinquency Ratio > 90 days(1)

Total delinquency ratio, comprising the transactions overdue over 90 days, had a decrease in the quarter and in the last twelve months, thanks basically to: (i) the investment in the ongoing improvement in loan assignment models; (ii) the growth of payroll-deductible loan and real estate financing products, which impacted the portfolio mix; and (iii) the improvement in internal models of loan risk monitoring. The drop among individual customers and SMEs was also a reason for the reduction. The higher delinquency ratio among Corporations was due to specific cases and does not represent a trend.

(1) As defined by Bacen.

   16   Report on Economic and Financial Analysis – December 2013

        Press Release

Summarized Analysis of Adjusted Income

Coverage Ratios

Bradesco monitors its loan portfolio and its risk using, internally, the expanded portfolio concept.

In addition to the allowance for loan losses (ALL), required by Bacen, Bradesco has an excess ALL to provide for possible stress situations, as well as other transactions/commitments bearing loan risks.

The following graph shows the changes in coverage ratio of ALL compared to loans overdue over between 60 and 90 days. In December 2013, these ratios stood at 158.9% and 192.3%, respectively.

(1) Includes provision for collateral, comprising sureties, guarantees, letters of credit and standby letter of credit, which composes the excess ALL concept.

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Summarized Analysis of Adjusted Income
Income from Insurance, Pension Plans and Capitalization Bonds

Net income for the fourth quarter of 2013 stood at R$1.001 billion (R$878 million in the third quarter of 2013), up 14.0% over the previous quarter, for annualized Return on Adjusted Shareholders’ Equity of 27.3%.

In 2013, Net Income came to R$3.740 billion, up 4.3% from Net Income posted in 2012 (R$3.587 billion), for a return on Adjusted Shareholders’ Equity of 23.2%.

(1)    Excluding additional provisions.

	4Q13	3Q13	2Q13	1Q13	4Q12	3Q12	2Q12	1Q12	Variation %
									4Q13 x 3Q13	4Q13 x 4Q12
Net Income	1,001	878	931	930	964	837	881	905	14.0	3.8
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	14,492	11,069	13,238	10,953	13,216	10,104	11,570	9,418	30.9	9.7
Technical Reserves	136,229	133,554	131,819	127,367	124,217	117,807	111,789	106,953	2.0	9.7
Financial Assets	146,064	143,423	141,984	141,535	141,540	133,738	128,526	122,147	1.8	3.2
Claims Ratio	71.1	72.7	71.1	69.6	70.5	70.4	71.3	71.9	(1.6) p.p.	0.6 p.p.
Combined Ratio	86.1	86.9	85.5	86.0	86.6	86.5	85.0	85.6	(0.8) p.p.	(0.5) p.p.
Policyholders / Participants and Customers (in thousands)	45,675	45,292	44,215	42,941	43,065	42,363	41,898	40,785	0.8	6.1
Employees	7,383	7,462	7,493	7,510	7,554	7,545	7,478	7,574	(1.1)	(2.3)
Market Share of Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income (1)	24.2	23.8	24.0	22.4	24.8	24.3	24.8	23.4	0.4 p.p.	(0.6) p.p.

(1) The fourth quarter of 2013 includes the latest data released by Susep (November/13).

Note: For comparison among the indexes in the periods above, the calculation of the fourth quarter of 2013 excludes the non-recurring effects arising from the reversal of additional technical reserve, as a result of the increase in real interest rate.

   18   Report on Economic and Financial Analysis – December 2013

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Summarized Analysis of Adjusted Income

Non-recurring events in the fourth quarter of 2013:

(i) Financial Assets – financial available-for-sale assets amounting to R$6.9 billion were traded this quarter, and a loss of approximately R$1.4 billion (net of taxes) on these assets was recorded in income statement upon trading. However, fixed-income securities were acquired, with interest rates that reflect Brazil’s current economic scenario.

In addition, Management resolved to reclassify available-for-sale securities totaling R$19.1 billion to held-to-maturity securities, whose average maturity is scheduled to 2037.

(ii) Technical Reserves – in compliance with Susep Circular Letter 462/13, the Insurance Group adopted the risk-free yield curve (ETTJ) as discount rate of actuarial liability flow. The use of this rate, established by the Regulatory Agency, resulted in the reduction in technical reserves and, consequently, the recognition of approximately R$1.4 billion (net of taxes) in income statement.

The net effect of the matters above did not have significant impact on the fourth quarter 2013 results and are part of a more efficient ALM (Asset Liability Management) operation.

In the fourth quarter of 2013, total revenue increased by 30.9% over the previous quarter, led by the Life and Pension Plan segment, which was boosted by the greater concentration of pension plan contributions in the period.

Net income for the fourth quarter of 2013 was 14.0% higher than the previous quarter, mainly due to: (i) the 30.9% increase in revenue; (ii) the 1.6 p.p. decrease in claims ratio; (iii) the improved financial and equity income; and (iv) the increase in the administrative efficiency ratio.

In 2013, production was up 12.3% from the same period in 2012, led by Health, Capitalization Bond and Life and Pension Plan products, which increased 21.8%, 21.0% and 7.7%, respectively.

Net income for 2013 exceeded by 4.3% that of the previous year, due to: (i) a 12.3% increase in revenue; (ii) the improved financial and equity income; and (iii) the stability of administrative efficiency and claims ratios.

Grupo Bradesco Seguros’ capital levels are in compliance with the regulatory requirements and the global standards (Solvency II), with a leverage of 2.9 times its Shareholders’ Equity in the period.

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Summarized Analysis of Adjusted Income
Fee and Commission Income

In the fourth quarter of 2013, fee and commission income came to R$5,227 million, up R$250 million over the previous quarter, mainly due to the increase in business volume, led by the excellent performance of cards and underwriting / financial advisory revenues in this quarter. Other revenues that also contributed to this result were mainly due to: (i) loan operations; (ii) checking accounts; and (iii) consortia management.

In the year-over-year comparison, the increase of R$2,274 million, or 13.0%, in 2013 was due to ongoing investments in customer service channels and technology, which mainly resulted in: (i) the excellent performance of the credit card segment, driven by the growth in revenue and transactions; (ii) higher income from checking accounts, which was a result of a better business volume and an increase in the checking account holder base, which posted net growth of 707 thousand active accounts in the period; (iii) higher income from loan operations, due to greater volume of contracted operations and sureties and guarantees in the period; (iv) greater income from collections; (v) greater income from fund management, whose average volume of assets and portfolios under management increased by 8.3% in the period; and (vi) greater income from consortia management.

   20   Report on Economic and Financial Analysis – December 2013

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Summarized Analysis of Adjusted Income
Personnel Expenses

In the fourth quarter of 2013, the R$119 million increase from the previous quarter is a result of variations in:

•       structural expenses – increase of R$42 million, due to greater expenses with salaries, social charges and benefits, as a result of the raise in salary levels, as per the 2013 collective bargaining agreement; and

•       non-structural expenses – increase of R$77 million, mainly due to greater expenses with (i) training and (ii) employee and management profit sharing.

In the year-over-year comparison, the R$875 million increase in 2013 was due to:

the R$570 million, or 5.8%, of structural expenses, mainly resulting from greater expenses with salaries, social charges and benefits, due to raise in salary levels, as per the 2012 and 2013 collective bargaining agreements (adjustments of 7.5% and 8.0%, respectively); and

• the R$305 million increase in non-structural expenses, mainly due to greater expenses with (i) provision for labor claims; and (ii) employee and management profit sharing.

Note:  Structural Expenses = Salaries + Social Charges + Benefits + Pension Plans.

           Non-Structural Expenses = Employee and Management Profit Sharing + Training + Provision for Labor Claims + Costs with Termination of Employment Contracts.

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Summarized Analysis of Adjusted Income
Administrative Expenses

In 2013, administrative expenses increased 2.5% over 2012, mainly due to the strong cost control conducted by our Efficiency Committee. Note that this slight increase was a result of: (i) the opening of 3,819 service points in the period, for a total of 72,736 service points on December 31, 2013; (ii) the increase in business and service volume in the period; (iii) contractual adjustments; in addition to (iv) the IPCA and IGP-M inflation rates of the last 12 months, which came to 5.9% and 5.5% respectively.

In the fourth quarter of 2013, the 6.0% increase in administrative expenses over the previous quarter was mainly due to (i) the greater business and service volume recorded in the last quarter which, consequently, increased expenses; and (ii) the seasonal effect of greater advertising and publicity expenses, due to extra investments in initiatives regarding institutional maintenance and positioning and support of loan product offer this period of the year.

Other Operating Income and Expenses

Other operating expenses, net of other operating income, totaled R$1,232 million in the fourth quarter of 2013, a R$38 million increase over the previous quarter, mainly due to greater expenses with civil contingencies in the period.

Year over year, other operating expenses, net of other operating income, increased by R$529 million in 2013, mainly as a result of greater expenses with: (i) operating provisions, particularly those for civil contingencies; and (ii) amortization of intangible assets.

   22   Report on Economic and Financial Analysis – December 2013

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Summarized Analysis of Adjusted Income
Income Tax and Social Contribution

Income tax and social contribution increased 3.5% in comparison with the previous quarter and 9.4% year over year, mainly due to the increase in taxable income.

The income tax and social contribution rate in the fourth quarter of 2013 was 34.5%, remaining stable when compared to the previous quarter.

Unrealized Gains

Unrealized gains totaled R$13,868 million in the fourth quarter of 2013, a R$3,833 million increase from the previous quarter. This was mainly due to: (i) the effect of the adjustment of fixed-income security rates to market value; and (ii) the appreciation of investments, mainly Cielo shares, which valued by 9.5% in the quarter.

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Economic Scenario

The persistent signs of economic recovery in recent months and the fact that the U.S. has begun reducing its monetary stimuli, have reinforced the upward tendency of long-term interest rates and the appreciation of the dollar in the coming quarters. Even though the financial markets are not expected to react as they did in May and June of last year, when these tendencies were created, the scenario does impose important short-term challenges, especially for emerging economies with weaker fundamentals.

In the fourth quarter of 2013, concerns related to growth in Europe and China were reduced, but fiscal adjustments and structural reforms, respectively, limited the space for a more substantial recovery in both regions.

Despite the expected acceleration of global economic activity, the risk of deflation is still present, which should ensure that the normalization of monetary policy in the developed countries takes place more gradually. In fact, commodity prices are likely to fall, reflecting macroeconomic factors, such as the strengthening of the U.S. dollar, as well as specific indicators, especially the strong expansion of supply in certain segments. However, the performances of the various commodity markets are likely to vary greatly among themselves.

Brazil’s economy should benefit from the acceleration of global growth in 2014; it is also better prepared than before to face the U.S. monetary policy’s current transition phase and the resulting challenges to domestic economic policy management. This view, supported by improved macroeconomic fundamentals and the institutional advances recorded in the last few years, is given added strength by the level of foreign reserves, which provide insurance to be resorted to if necessary.

The recovery of economic activity in the last few months has been chiefly fueled by investments in production, which will tend to increase further as a result of the recent public concessions program. This program, together with the major sporting events scheduled in 2014 and 2016, represents a unique opportunity for Brazil to improve its infrastructure, which is absolutely essential in order to enhance perception of the economy’s growth potential.

Despite the risks to the scenario and the challenges faced by the Brazilian economy in the pursuit of higher sustainable growth in the near future, Bradesco is maintaining a positive outlook, with favorable prospects in its operational segments.

The volume of credit is growing at rates that are both sustainable and risk-compatible, while delinquency has been showing signs of a decline. Thanks to the intense and ongoing upward social mobility of recent years, the scenario for the banking and insurance sectors remains highly favorable.

   24   Report on Economic and Financial Analysis – December 2013

Press Release

Main Economic Indicators

Main Indicators (%)	4Q13	3Q13	2Q13	1Q13	4Q12	3Q12	2Q12	1Q12	12M13	12M12
Interbank Deposit Certificate (CDI)	2.31	2.12	1.79	1.61	1.70	1.91	2.09	2.45	8.06	8.40
Ibovespa	(1.59)	10.29	(15.78)	(7.55)	3.00	8.87	(15.74)	13.67	(15.50)	7.40
USD – Commercial Rate	5.05	0.65	10.02	(1.45)	0.64	0.46	10.93	(2.86)	14.64	8.94
General Price Index - Market (IGP-M)	1.75	1.92	0.90	0.85	0.68	3.79	2.56	0.62	5.51	7.83
Extended Consumer Price Index (IPCA) – Brazilian Institute of Geography and Statistics (IBGE)	2.04	0.62	1.18	1.94	1.99	1.42	1.08	1.22	5.91	5.84
Federal Government Long-Term Interest Rate (TJLP)	1.24	1.24	1.24	1.24	1.36	1.36	1.48	1.48	5.03	5.79
Reference Interest Rate (TR)	0.16	0.03	-	-	-	0.03	0.07	0.19	0.24	0.29
Savings Account (Old Rule) (1)	1.67	1.54	1.51	1.51	1.51	1.53	1.58	1.70	6.37	6.48
Savings Account (New Rule) (1)	1.67	1.47	1.30	1.25	1.26	1.40	-	-	5.81	3.17
Business Days (number)	64	66	63	60	62	64	62	63	253	251
Indicators (Closing Rate)	Dec13	Sept13	Jun13	Mar13	Dec12	Sept12	Jun12	Mar12	Dec13	Dec12
USD – Commercial Selling Rate - (R$)	2.3426	2.2300	2.2156	2.0138	2.0435	2.0306	2.0213	1.8221	2.3426	2.0435
Euro - (R$)	3.2265	3.0181	2.8827	2.5853	2.6954	2.6109	2.5606	2.4300	3.2265	2.6954
Country Risk (points)	224	236	237	189	142	166	208	177	224	142
Basic Selic Rate Copom (% p.a.)	10.00	9.00	8.00	7.25	7.25	7.50	8.50	9.75	10.00	7.25
BM&F Fixed Rate (% p.a.)	10.57	10.07	9.39	7.92	7.14	7.48	7.57	8.96	10.57	7.14

(1)  Regarding the new savings account remuneration rule, it was defined that: (i) the existing deposits up to May 3, 2012 will continue to remunerate at TR + interest of 6.17% p.a.; and (ii) for deposits made as of May 4, 2012, the new rules are: (a) if the Selic rate is higher than 8.5% p.a., the TR + interest of 6.17% p.a. remuneration will be maintained; and (b) when the Selic rate is equal to or lower than 8.5% p.a., the remuneration will be 70% of Selic rate + TR.

Projections through 2016

%	2014	2015	2016
USD - Commercial Rate (year-end) - R$	2.40	2.45	2.55
Extended Consumer Price Index (IPCA)	5.87	5.60	5.50
General Price Index - Market (IGP-M)	5.90	5.00	5.00
Selic (year-end)	10.75	10.75	9.25
Gross Domestic Product (GDP)	2.10	3.00	3.50

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Guidance

Bradesco’s Outlook for 2014

This guidance contains forward-looking statements that are subject to risks and uncertainties, as they are based on Management’s expectations and assumptions and information available to the market to date.

Loan Portfolio (1)	10 to 14%
Individuals	11 to 15%
Companies	9 to 13%
Interest Financial Margin	6 to 10%
Fee and Commission Income	9 to 13%
Operating Expenses (2)	3 to 6%
Insurance Premiums	9 to 12%

(1)     Expanded Loan Portfolio; and
(2)     Administrative and Personnel Expenses.

   26   Report on Economic and Financial Analysis – December 2013

Book Income vs. Managerial Income vs. Adjusted Income Statement

Analytical Breakdown of Book Income vs. Managerial Income vs. Adjusted Income Statement

Fourth Quarter of 2013

	R$ million
	4Q13
	Book Income Statement	Reclassifications						Fiscal Hedge (7)	Managerial Income Statement	Non-recurring Events (8)	Adjusted Income Statement
		(1)	(2)	(3)	(4)	(5)	(6)
Financial Margin	4,791	(348)	(50)	69	(871)	35	-	932	4,558	6,706	11,264
ALL	(3,137)	-	-	-	309	(133)	-	-	(2,961)	-	(2,961)
Gross Income from Financial Intermediation	1,654	(348)	(50)	69	(562)	(98)	-	932	1,597	6,706	8,303
Income from Insurance, Pension Plans and Capitalization Bonds (9)	4,173	-	-	-	-	-	-	-	4,173	(2,985)	1,188
Fee and Commission Income	5,157	-	-	-	-	-	70	-	5,227	-	5,227
Personnel Expenses	(3,465)	-	-	-	-	-	-	-	(3,465)	-	(3,465)
Other Administrative Expenses	(3,931)	-	-	-	-	-	83	-	(3,848)	-	(3,848)
Tax Expenses	(1,096)	-	-	-	(16)	-	-	(101)	(1,213)	(40)	(1,254)
Equity in the Earnings (Losses) of Unconsolidated Companies	26	-	-	-	-	-	-	-	26	-	26
Other Operating Income/Expenses	(534)	348	50	(69)	578	18	(153)	-	238	(1,468)	(1,232)
Operating Result	1,982	-	-	-	-	(80)	-	831	2,733	2,213	4,945
Non-Operating Result	(156)	-	-	-	-	80	-	-	(76)	45	(31)
Income Tax / Social Contribution and Non-controlling Interest	1,253	-	-	-	-	-	-	(831)	422	(2,138)	(1,715)
Net Income	3,079	-	-	-	-	-	-	-	3,079	120	3,199

(1)     Expenses with Commission on the Placement of Loans and Financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin;”

(2)     Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(3)     Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(4)     Income from Loan Recovery classified under the item “Financial Margin,” Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses,” and Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “Allowance for Loan Loss (ALL) Expenses;” Tax Expenses, classified as “Other Operating Expenses,” were reclassified under the item “Tax Expenses;” and Expenses with the Provision for Collateral were reclassified from the item “Other Operating Expenses” to the item “Allowance for Loan Loss (ALL) Expenses;”

(5)     Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item “Non-Operating Result” were reclassified to items “Allowance for Loan Loss (ALL) Expenses” / “Other Operating Income/Expenses”/”Financial Margin;”

(6)     Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income;” and Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses;”

(7)     Partial result of Derivatives used to hedge investments abroad, which simply annuls the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy in terms of Net Income;

(8)     For more information see page 9 of this chapter; and

(9)     Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption - Insurance, Pension Plan and Capitalization Bond Selling Expenses.

Bradesco      27

Book Income vs. Managerial Income vs. Adjusted Income Statement

Third Quarter of 2013

	R$ million
	3Q13
	Book Income Statement	Reclassifications						Fiscal Hedge (7)	Managerial Income Statement	Non-recurring Events (8)	Adjusted Income Statement
		(1)	(2)	(3)	(4)	(5)	(6)
Financial Margin	11,733	(355)	16	(97)	(740)	30	-	141	10,729	-	10,729
ALL	(3,260)	-	-	-	511	(132)	-	-	(2,881)	-	(2,881)
Gross Income from Financial Intermediation	8,473	(355)	16	(97)	(229)	(102)	-	141	7,848	-	7,848
Income from Insurance, Pension Plans and Capitalization Bonds (9)	1,100	-	-	-	-	-	-	-	1,100	-	1,100
Fee and Commission Income	4,908	-	-	-	-	-	68	-	4,977	-	4,977
Personnel Expenses	(3,346)	-	-	-	-	-	-	-	(3,346)	-	(3,346)
Other Administrative Expenses	(3,601)	-	-	-	-	-	(30)	-	(3,631)	-	(3,631)
Tax Expenses	(964)	-	-	-	(8)	-	-	(15)	(987)	-	(987)
Equity in the Earnings (Losses) of Unconsolidated Companies	2	-	-	-	-	-	-	-	2	-	2
Other Operating Income/Expenses	(1,882)	355	(16)	97	237	25	(38)	-	(1,224)	30	(1,194)
Operating Result	4,691	-	-	-	-	(77)	-	126	4,739	30	4,769
Non-Operating Result	(104)	-	-	-	-	77	-	-	(27)	-	(27)
Income Tax / Social Contribution and Non-controlling Interest	(1,523)	-	-	-	-	-	-	(126)	(1,649)	(12)	(1,660)
Net Income	3,064	-	-	-	-	-	-	-	3,064	18	3,082

(1)     Expenses with Commission on the Placement of Loans and Financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin;”

(2)     Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(3)     Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(4)     Income from Loan Recovery classified under the item “Financial Margin,” Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses,” and Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “Allowance for Loan Loss (ALL) Expenses,” and Tax Expenses, classified as “Other Operating Expenses,” were reclassified under the item “Tax Expenses;”

(5)     Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item “Non-Operating Result” were reclassified to items “Allowance for Loan Loss (ALL) Expenses” / “Other Operating Income/Expenses’ / “Financial Margin;”

(6)     Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income;” and Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses;”

(7)     Partial result of Derivatives used to hedge investments abroad, which simply annuls the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy in terms of Net Income;

(8)     For more information see page 9 of this chapter; and

(9)      Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption - Insurance, Pension Plan and Capitalization Bond Selling Expenses.

   28   Report on Economic and Financial Analysis – December 2013

Book Income vs. Managerial Income vs. Adjusted Income Statement

2013

	R$ million
	12M13
	Book Income Statement	Reclassifications						Fiscal Hedge (7)	Managerial Income Statement	Non-recurring Events (8)	Adjusted Income Statement
		(1)	(2)	(3)	(4)	(5)	(6)
Financial Margin	38,457	(1,355)	19	(111)	(3,131)	233	-	2,467	36,579	6,706	43,286
ALL	(13,481)	-	-	-	1,835	(400)	-	-	(12,046)	-	(12,045)
Gross Income from Financial Intermediation	24,976	(1,355)	19	(111)	(1,296)	(167)	-	2,467	24,533	6,706	31,241
Income from Insurance, Pension Plans and Capitalization Bonds (9)	7,457	-	-	-	-	-	-	-	7,457	(2,985)	4,471
Fee and Commission Income	19,460	-	-	-	-	-	326	-	19,786	-	19,786
Personnel Expenses	(13,061)	-	-	-	-	-	-	-	(13,061)	-	(13,061)
Other Administrative Expenses	(14,430)	-	-	-	-	-	(82)	-	(14,512)	-	(14,512)
Tax Expenses	(4,029)	-	-	-	(44)	-	-	(267)	(4,340)	(40)	(4,381)
Equity in the Earnings (Losses) of Unconsolidated Companies	43	-	-	-	-	-	-	-	43	-	43
Other Operating Income/Expenses	(6,024)	1,355	(19)	111	1,340	91	(244)	-	(3,390)	(1,350)	(4,743)
Operating Result	14,393	-	-	-	-	(76)	-	2,200	16,517	2,331	18,844
Non-Operating Result	(242)	-	-	-	-	76	-	-	(166)	45	(120)
Income Tax / Social Contribution and Non-controlling Interest	(2,139)	-	-	-	-	-	-	(2,200)	(4,339)	(2,185)	(6,522)
Net Income	12,011	-	-	-	-	-	-	-	12,011	191	12,202

(1)     Expenses with Commission on the Placement of Loans and Financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin;”

(2)     Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(3)     Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(4)     Income from Loan Recovery classified under the item “Financial Margin,” Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses,” and Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “Allowance for Loan Loss (ALL) Expenses;” Tax Expenses, classified as “Other Operating Expenses,” were reclassified under the item “Tax Expenses;” and Expenses with the Provision for Collateral were reclassified from the item “Other Operating Expenses” to the item “Allowance for Loan Loss (ALL) Expenses;”

(5)     Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item “Non-Operating Result” were reclassified to items “Allowance for Loan Loss (ALL) Expenses” / “Other Operating Income/Expenses” / “Financial Margin;”

(6)     Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income;” and Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses;”

(7)     Partial result of Derivatives used to hedge investments abroad, which simply annuls the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy in terms of Net Income;

(8)     For more information see page 9 of this chapter; and

(9)      Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption - Insurance, Pension Plan and Capitalization Bond Selling Expenses.

Bradesco      29

Book Income vs. Managerial Income vs. Adjusted Income Statement

2012

	R$ million
	12M12
	Book Income Statement	Reclassifications						Fiscal Hedge (7)	Managerial Income Statement	Non-recurring Events (8)	Adjusted Income Statement
		(1)	(2)	(3)	(4)	(5)	(6)
Financial Margin	47,690	(1,029)	166	(93)	(2,565)	29	-	1,360	45,558	(1,764)	43,793
ALL	(13,933)	-	-	-	1,268	(350)	-	-	(13,014)	-	(13,014)
Gross Income from Financial Intermediation	33,757	(1,029)	166	(93)	(1,297)	(321)	-	1,360	32,543	(1,764)	30,779
Income from Insurance, Pension Plans and Capitalization Bonds (9)	1,798	-	-	-	-	-	-	-	1,798	2,015	3,814
Fee and Commission Income	17,070	-	-	-	-	-	443	-	17,512	-	17,512
Personnel Expenses	(12,186)	-	-	-	-	-	-	-	(12,186)	-	(12,186)
Other Administrative Expenses	(13,717)	-	-	-	-	-	(478)	-	(14,195)	34	(14,162)
Tax Expenses	(4,050)	-	-	-	39	-	-	(149)	(4,160)	21	(4,139)
Equity in the Earnings (Losses) of Unconsolidated Companies	148	-	-	-	-	-	-	-	148	-	148
Other Operating Income/Expenses	(8,985)	1,029	(166)	93	1,258	117	35	-	(6,619)	2,406	(4,214)
Operating Result	13,835	-	-	-	-	(204)	-	1,211	14,842	2,712	17,552
Non-Operating Result	499	-	-	-	-	204	-	-	703	(793)	(89)
Income Tax / Social Contribution and Non-controlling Interest	(2,953)	-	-	-	-	-	-	(1,211)	(4,164)	(1,777)	(5,940)
Net Income	11,381	-	-	-	-	-	-	-	11,381	142	11,523

(1)     Expenses with Commission on the Placement of Loans and Financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin;”

(2)     Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(3)     Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(4)     Income from Loan Recovery classified under the item “Financial Margin,” Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses,” and Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “Allowance for Loan Loss (ALL) Expenses;” and Tax Expenses, classified as “Other Operating Expenses,” were reclassified under the item “Tax Expenses;”

(5)     Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item “Non-Operating Result” were reclassified to items “Allowance for Loan Loss (ALL) Expenses” / “Other Operating Income/Expenses” / “Financial Margin;”

(6)     Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income;” and Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses;”

(7)     Partial result of Derivatives used to hedge investments abroad, which simply annuls the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy in terms of Net Income;

(8)     For more information see page 9 of this chapter; and

(9)     Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption - Insurance, Pension Plan and Capitalization Bond Selling Expenses.

   30   Report on Economic and Financial Analysis – December 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 30, 2014

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.